SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 5

ANALEX CORPORATION
(NAME OF ISSUER)

Common Stock, par value $0.02 per share
(TITLE OF CLASS OF SECURITIES)

032653107
(CUSIP Number of Class of Securities)

Jon M. Stout 13880 West Polo Road (#104A) Wellington, FL 33414 561-792-6965
Copy to: Arthur H. Bill, Esq. Foley & Lardner 3000 K Street, Suite 500 Washington, D.C. 20007
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

December 9, 2003
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.   |_|

CUSIP NO. 032653107	13D	Page 2 of 11

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Jon M. Stout (Individually and as trustee of the Stout Dyanstic Trust and manager of S Co., LLC)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) |X|
(b) |_|

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	|_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

	7	SOLE VOTING POWER 99,130 (1)
NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER 99,130 (1)
REPORTING
PERSON

WITH
	10	SHARED DISPOSITIVE POWER
		0

11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
99,130(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.6%

14	TYPE OF REPORTING PERSON
IN

(1)     Consists of shares owned directly by Mr. Stout

CUSIP NO. 032653107	13D	Page 3 of 11

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Patricia W. Stout

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) |X|
(b) |_|

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	|_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

	7	SOLE VOTING POWER 0
NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON

WITH
	10	SHARED DISPOSITIVE POWER
		0

11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON
IN

CUSIP NO. 032653107	13D	Page 4 of 11

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Stout Dynastic Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) |X|
(b) |_|

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF Jon M. Stout

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	|_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER 0
NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON

WITH
	10	SHARED DISPOSITIVE POWER
		0

11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON
OO

CUSIP NO. 032653107	13D	Page 5 of 11

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
S Co., LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) |X|
(b) |_|

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF Jon M. Stout

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	|_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER 0
NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON

WITH
	10	SHARED DISPOSITIVE POWER
		0

11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON
OO

CUSIP NO. 032653107	13D	Page 6 of 11

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Shawna Stout

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) |X|
(b) |_|

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	|_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

	7	SOLE VOTING POWER 0
NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON

WITH
	10	SHARED DISPOSITIVE POWER
		0

11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON
IN

CUSIP NO. 032653107	13D	Page 7 of 11

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcus Stout

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) |X|
(b) |_|

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	|_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

	7	SOLE VOTING POWER 0
NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON

WITH
	10	SHARED DISPOSITIVE POWER
		0

11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON
IN

CUSIP NO. 032653107	13D	Page 8 of 11

Item 1.   Security and Issuer

        This Amendment No. 5 to Schedule 13D relates to shares of common stock, par value $0.02 per share (“Common Stock”), of Analex Corporation, Inc., a New York corporation (the “Issuer”). The address of the Issuer’s principal executive office is 5904 Richmond Highway, Suite 300, Alexandria, Virginia 22303.

Item 2.   Identity and Background

        This Amendment is filed jointly on behalf of Jon M. Stout; Patricia W. Stout; Shawna Stout; Marcus Stout; the Stout Dynastic Trust, an irrevocable trust organized under the laws of Delaware (the “Trust”); and S Co., LLC, a Delaware limited liability company (the “LLC”)(collectively, the “Filing Group”). Securities ownership data is reported in this Amendment as of the close of business on December 9, 2003.

        Jon M. Stout is Chairman of the Board and a member of the Issuer’s Board of Directors, trustee of the Trust, and manager of the LLC. Patricia W. Stout is the wife of Jon M. Stout, and Shawna Stout and Marcus Stout are the son and daughter of Jon M. Stout and Patricia W. Stout. Shawna Stout is a director of the Issuer. All of such individuals are U.S. citizens. The address of each member of the Filing Group is: 13380 West Polo Road (#104A), Wellington, FL 33414.

        As previously reported in Amendment No. 4 to the Schedule 13D, on July 18, 2003, the members of the Filing Group entered into an agreement with the Issuer (the “Securities Repurchase Agreement”) calling for the Issuer to purchase an aggregate of 2,625,451 shares of Common Stock and warrants and options to purchase an aggregate of 1,209,088 shares of Common Stock from the members of the Filing Group for an aggregate consideration of $9,166,844.21. As reported under Item 6 below, the Issuer’s repurchase of securities from the Filing Group was consummated on December 9, 2003. Those securities constituted substantially all of the shares of Common Stock owned by Jon M. Stout, all of the shares of Common Stock owned by the other members of the Filing Group and all of the warrants and options owned by all the members of the Filing Group. The Securities Repurchase Agreement was entered into in conjunction with a financing transaction between the Issuer and an institutional investor effected on December 9, 2003.

        During the past five years, no member of the Filing Group has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

        Information relating to the Filing Group’s previously reported acquisitions of Analex equity securities is set forth under Item 3 of the original Schedule 13D and previously filed amendments thereto.

Item 4.   Purpose of Transaction

Item 5.   Interest in Securities of the Issuer

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The information set forth in Items 3, 4 and 5 of the Schedule 13D, as previously amended, is hereby further amended to report the following information.

        On December 9, 2003, the repurchase pursuant to the Securities Repurchase Agreement by the Issuer from the members of the Filing Group of an aggregate of 2,625,451 shares of Common Stock and warrants and options to purchase an aggregate of 1,209,088 shares of Common Stock for an aggregate consideration of $9,166,844.21 was consummated. The aggregate purchase price paid by the Issuer to the members of the Filing Group pursuant to the Securities Repurchase Agreement was calculated by multiplying the number of shares of Common Stock repurchased (including those issuable under warrants and options held by the members of the Filing Group) by $2.63 per share, and then reducing such amount by the amount of aggregate exercise prices of the warrants and options held by the members of the Filing Group. The $2.63 per share amount was determined by applying a 5% discount to the average closing price of the Common Stock for the 90 trading days preceding June 19, 2003, which was the date on which certain of the parties to the transactions that included the securities repurchase agreed to such transactions subject to various conditions.     The average closing price for such period was approximately $2.76 per share, resulting in a discounted purchase price of $2.63 per share.

CUSIP NO. 032653107	13D	Page 9 of 11

        The Securities Repurchase Agreement had been entered into by the Issuer in conjunction another agreement, also dated as of July 18, 2003, entered into by the Issuer with an institutional investor providing for the purchase by such investor from the Issuer of securities issued by the Issuer (the “Financing Transaction”). The Financing Transaction and related repurchase of securities from the Filing Group (hereinafter referred to collectively as the “Transactions”) were approved by stockholders of the Issuer at a special meeting of stockholders on December 9, 2003 (the “Special Meeting”) and the Transactions were consummated simultaneously at a closing (the “Closing”) following such meeting. The proceeds from the Financing Transaction were used in part to finance the Issuer’s repurchase of securities from the members of the Filing Group.

        The shares of Common Stock repurchased by the Issuer from Jon M. Stout pursuant to the Securities Repurchase Agreement constituted substantially all of the shares of Common Stock owned by him except for 99,130 shares which he continues to own and which he plans to donate in the future to a specified academic institution. If, prior to January 31, 2006, Mr. Stout attempts to transfer such stock shares to any party other than by donation to the academic institution, then the Issuer will have the right to repurchase such shares for $2.63 per share. This repurchase right will also apply for a 15-day period ending on February 15, 2006, if Mr. Stout has not gifted the shares prior to January 31, 2006. If Mr. Stout has not gifted the shares and the Issuer does not exercise its repurchase right on or prior to February 15, 2006, then Mr. Stout will thereafter hold the shares free of the restrictions described above.

        In conjunction with the above proposed Transactions, Jon M. Stout entered into an Employment Termination Agreement, dated as of July 18, 2003, with the Issuer pursuant to which his employment with the Issuer was terminated upon consummation of the Transactions. Pursuant to that agreement, at the Closing, the Issuer paid Mr. Stout $280,000, representing two years’ base salary under his previously existing employment agreement. In addition, Mr. Stout and the Issuer entered into a Confidentiality and Non-Competition Agreement pursuant to which Mr. Stout agreed not to compete with the Issuer’s business, solicit customers or vendors or solicit or hire Issuer employees, consultants or service providers for a period of three years following the Closing. As consideration for such non-competition and non-solicitation restrictions, and as long as Mr. Stout is in compliance with such agreement, the Issuer will pay him $50,000 every three months during the term of the agreement, for aggregate consideration of $600,000. At the closing, Mr. Stout resigned as the Chairman and a director of the Issuer and Shawna Stout resigned as a director of the Issuer.

Item 7.   Material to Be Filed as Exhibits

        The documents previously filed as exhibits to the Schedule 13D are incorporated herein by reference.

CUSIP NO. 032653107	13D	Page 10 of 11

SIGNATURE

        After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 5 to Schedule 13D is true, complete and correct.

/s/ Jon M. Stout
Jon M. Stout

Dated:   December 10, 2003

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 5 to Schedule 13D is true, complete and correct.

Stout Dynastic Trust
/s/ Jon M. Stout
Jon M. Stout, Trustee

Dated:   December 10, 2003

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 5 to Schedule 13D is true, complete and correct.

S Co., LLC
/s/ Jon M. Stout
Jon M. Stout, Manager

Dated:   December 10, 2003

SIGNATURE

        After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 5 to Schedule 13D is true, complete and correct.

/s/ Patricia W. Stout
Patricia W. Stout

Dated:   December 10, 2003

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 5 to Schedule 13D is true, complete and correct.

/s/ Shawna Stout
Shawna Stout

Dated:   December 10, 2003

CUSIP NO. 032653107	13D	Page 11 of 11

   SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No 5 to Schedule 13D is true, complete and correct.

/s/ Marcus Stout
Marcus Stout

Dated:   December 10, 2003